Filed by AmSouth Bancorporation

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: AmSouth Bancorporation

Commission File No.: 1-7476

The following is a letter sent to certain AmSouth Bancorporation shareholders on September 12, 2006.

September 12, 2006

Dear Fellow Stockholder:

We have previously sent to you proxy material for the Special Meeting of AmSouth Bancorporation stockholders, to be held on October 3, 2006. Your Board of Directors unanimously recommends that stockholders vote FOR the proposed merger.

Upon completion of the merger, you will exchange your AmSouth shares for Regions shares. The share exchange ratio is fixed at 0.7974, so you can easily calculate the number of Regions shares you will receive in the merger. Simply multiply the number of AmSouth shares you own by the exchange ratio of 0.7974. For example, if you hold 1,000 shares of AmSouth stock, upon completion of the merger you will receive 797 shares of Regions stock and be paid cash for the 0.4 fractional share.

Since approval of the merger agreement requires the affirmative vote of a majority of outstanding shares, your vote is important, no matter how many or how few shares you may own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided. Thank you.

Yours truly,

/s/ John D. Buchanan
John D. Buchanan
Executive Vice President, General Counsel and Corporate Secretary

REMEMBER: You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE at 1-888-750-9498.

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR THREE EASY WAYS TO VOTE.

Δ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Δ

P R O X Y	AMSOUTH BANCORPORATION SPECIAL MEETING OF SHAREHOLDERS THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

C A R D

The undersigned hereby appoints John D. Buchanan and Carl L. Gorday, and each of them, proxies, with full power of substitution, to vote all of the shares of common stock of AmSouth Bancorporation held of record by the undersigned at the Special Meeting of Shareholders to be held on Tuesday, October 3, 2006, and at any adjournments or postponements thereof. This card also provides voting instructions for shares held in the AmSouth Bancorporation Thrift Plan and/or the AmSouth Bancorporation Direct Stock Purchase and Dividend Reinvestment Plan, and held of record by the trustee and agent of such plans.

IF THIS PROXY CARD IS PROPERLY EXECUTED AND RETURNED BUT NO DIRECTIONS ARE GIVEN, THE PROXIES WILL VOTE FOR PROPOSALS 1 AND 2. THE PROXIES, IN THEIR DISCRETION, ARE FURTHER AUTHORIZED TO VOTE ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

(continued and to be signed on other side)

AMSOUTH BANCORPORATION

YOUR VOTE IS IMPORTANT.

Please take a moment now to vote your shares of AmSouth Bancorporation common stock for the upcoming Special Meeting of Shareholders to be held on October 3, 2006, at 11:00 AM, local time.

YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone - Call toll-free from the U.S. or Canada at 1-866-849-9664, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1344. Please follow the simple instructions provided.

OR

2.	Vote by Internet - Please access https://www.proxyvotenow.com/aso, and follow the simple instructions provided. (Please note you must type an “s” after http.)

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

OR

3.	Vote by Mail - If you do not have access to a touch-tone telephone or to the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: AmSouth Bancorporation, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10150-5154.

Δ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED Δ

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

	FOR	AGAINST	ABSTAIN

Proposal 1: Adoption of the Agreement and Plan of Merger, by and between Regions Financial Corporation and AmSouth Bancorporation, dated as of May 24, 2006, as it may be amended from time to time, pursuant to which AmSouth Bancorporation will be merged with and into Regions Financial Corporation.	☐	☐	☐

	FOR	AGAINST	ABSTAIN

Proposal 2: Approve the adjournment of the AmSouth Special Meeting, if necessary or appropriate, to solicit additional proxies.	☐	☐	☐

Please indicate if you plan to attend this meeting:     ☐

Dated:	, 2006

Signature

Signature

Title(s)

Please sign exactly as name or names appear(s) on this proxy. When signing as attorney, administrator, trustee, custodian, guardian or corporate officer, give full title. If more than one trustee, all should sign.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial has filed a registration statement, which includes a joint proxy statement/prospectus which was sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.